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                             April 18, 2022

       Shannon Wilkinson
       Chief Executive Officer
       Tego Cyber, Inc.
       8565 South Eastern Avenue
       Suite 150
       Las Vegas, Nevada 89123

                                                        Re: Tego Cyber, Inc.
                                                            Form 10-K for the
year ended June 30, 2021 filed on September 28, 2021
                                                            File No.
333-248929, and
                                                            Form 10-Q for the
Quarterly Period Ended December 31, 2021, filed on
                                                            February 14, 2022
                                                            File No. 000-56370

       Dear Ms. Wilkinson:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended June 30, 2021 filed on September 28, 2021

       Financial Statements
       Report of Independent Public Accounting Firm, page F-1

   1. Please include the required auditors' report covering your June 30, 2020 year end financial statements.
       Form 10-Q for the Quarterly Period Ended December 31, 2021, filed on February 14, 2022

       Item 4. Controls and Procedures
       Evaluation on Disclosure Controls and Procedures, page 9

   2. We note management's conclusion that Tego Cyber's Disclosure Controls and Procedures
 Shannon Wilkinson
Tego Cyber, Inc.
April 18, 2022
Page 2
         continue to be ineffective. Please describe the reasons why the controls and procedures are ineffective and management's plans for their remediation.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 with any questions.



FirstName LastNameShannon Wilkinson                          Sincerely,
Comapany NameTego Cyber, Inc.
                                                             Division of
Corporation Finance
April 18, 2022 Page 2                                        Office of
Technology
FirstName LastName